T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

(FOR PUBLIC DISCLOSURE)

(Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25130

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/2018_____ AND ENDING __12/31/2018_____
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T. Rowe Price Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 East Pratt Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susanne Piccirillo Voelker   410-345-6634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – _if individual, state, last, first, middle name_)

750 East Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection
of information contained in this form are not required
to respond unless the form displays a currently valid
OMB control number.**

OATH OR AFFIRMATION

I, Susanne P. Voelker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____Susanne P. Voelker_____
Susanne P. Voelker

Vice President_____
Title



Teresa Ann Hackshaw
Notary Public, Carroll County, State of Maryland
My Commission Expires October 17, 2020

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
750 East Pratt Street, 18th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
T. Rowe Price Investment Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

Baltimore, Maryland
February 27, 2019

T. ROWE PRICE INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	69,865
Other receivables		29
Other assets		3,347
Prepaid expenses		5,980
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $783		168
Distribution fees receivable from Price Funds		10,103
Total assets	$	89,492

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to parent company	$	24,499
Accounts payable and accrued expenses		4,264
Distribution fees payable		10,103
Supplemental savings plan liability		4,402
Total liabilities		43,268

Stockholder's equity

Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2
Additional capital in excess of par value		28,309
Retained earnings		17,913
Total stockholder's equity		46,224
Total liabilities and stockholder's equity	$	89,492

The accompanying notes are an integral part of this financial statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, Inc. (Investment Services), a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), provides introducing brokerage services on a fully-disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price U.S. mutual funds (Price Funds) and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. We also provide distribution services for T. Rowe Price Associates.

Price Associates is the sponsor of the Price Funds and is a wholly-owned subsidiary of T. Rowe Price Group, Inc. (Price Group), a publicly-traded company.

Basis of preparation

These financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States. These principles require that we make certain estimates and assumptions. Actual results may vary from our estimates.

New accounting guidance.

We adopted Accounting Standards Codification Topic 606: Revenue from Contracts with Customers (ASC 606), on January 1, 2018. In connection with the adoption of this guidance, we reevaluated all of our revenue contracts and determined that the new guidance does not change the timing of when we recognize revenue. However, we did conclude that certain fees earned relating to distribution services performed for the Alaska college savings plan could no longer be reported net of the expenses paid to third parties that perform such services, as we are deemed, under the guidance, to have control over the services before they are transferred to the plan. No transition-related practical expedients were applied.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. These quoted values are considered Level 1 inputs, that is, quoted prices in active markets for identical securities. Cash equivalent investments in our money market mutual funds aggregate $69,865,000 at December 31, 2018.

Concentration of credit risk

As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

Leasehold improvements, furniture, and equipment

Leasehold improvements, furniture, and equipment are stated at cost net of accumulated depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on weighted average estimated useful lives of 6.2 years for leasehold improvements, 4.2 years for furniture and other equipment and 2.8 years for computer and communications equipment.

NOTE 1 - NET CAPITAL AND RESERVE REQUIREMENTS

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2018, our statutorily computed net capital of $25,428,318 was in excess of required net capital of $3,024,520. The aggregate indebtedness to net capital ratio was 1.8 to 1 at the end of 2018.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services, if necessary, to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

We claim an exemption per the provisions in paragraph (k)(2)(ii) of SEC Rule 15c3-3. As stated in the Exemption Report filed on February 27, 2019, we have met exemption provisions throughout the year except as disclosed in the report. The firm has segregated $200,000 in a special reserve bank account for the benefit of customers and is included in other assets.

NOTE 2 - RECEIVABLES

Receivables from contracts with customers at December 31, 2018 are detailed below:

Distribution fees receivable from Price Funds	$ 10,103
Other receivables	29
Total receivables from contracts with customers	$ 10,132

NOTE 3 - RELATED PARTY TRANSACTIONS

Investment Services is an affiliate of Price Group and has has extensive transactions as part of its ordinary course with affiliates of Price Group. We earn revenue from Price Associates to distribute the Price Funds and the Alaska and Maryland college savings plans. Related party expenses that we recognize include fees charged to us by our affiliates, primarily our parent company, for the use of facilities, technology services, and other administrative services. These costs are allocated among all members of the affiliated group on a consistent basis. Price Associates serves as the paying agent for all U.S. subsidiaries, including Investment Services, of Price Group. We periodically settle our intercompany account due to or from Price Associates by cash transfer.

We also earn distribution and servicing fees directly from the Price Funds. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that distribute certain share classes of the Price Funds. We enter into a tri-party agreement with each intermediary and Price Fund and, as such, recognize the fees earned from the 12b-1 Plans as distribution and servicing fees in our income statement. The fees paid to third-party financial intermediaries are recognized as distribution and servicing costs in our income statement. At December 31, 2018, the receivable from the Price Funds for the fees earned was $10,103,000.

NOTE 4 - STOCK-BASED COMPENSATION

As part of the employee compensation program for its subsidiaries, Price Group may award stock-based incentives in the form of restricted shares, restricted stock units or stock options with a maximum contractual term of 10 years. In general, vesting of these awards is based on the individual continuing to render service to an affiliated company and generally occurs over an average 5.0-year graded schedule. Price Group did not grant stock options or restricted stock awards to our employees in 2018.

We recognize the grant-date fair value of these stock-based awards as compensation expense and additional stockholder's equity in the form of contributed capital over the requisite service period. The fair value of the restricted shares or units is determined on the grant-date based on the closing market price of Price Group's common stock. The weighted-average fair value per-share of the 66,391 restricted stock units granted to our employees in 2018 was $93.01.

Our future stock-based compensation expense before income taxes to be recognized over the remaining requisite service periods of the restricted shares and unvested options outstanding at December 31, 2018, is $9,556,000. Actual expense will vary as additional stock-based awards are made, employees terminate prior to vesting, and employees transfer to or from Investment Services from or to another Price Group affiliate.

NOTE 5 - INCOME TAXES

Our results of operations are included in Price Group's consolidated U.S. federal tax return and several state combined tax returns. We, as well as, each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit.

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rates to income before income taxes primarily due to state income taxes for the current year, net of federal income tax benefits and the effects of permanent differences.

Our U.S. federal income tax liability as well as our liability for state combined returns is included in our payable to parent company. As stated in Note 2 - Related Party Transactions, we periodically settle our payable to parent company, which includes a portion of this income tax payable. The change in our payable to parent company is also disclosed in the statement of cash flows. We also file stand-alone tax returns in several states that do not have combined reporting.

Deferred income taxes and benefits arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $2,848,000 at December 31, 2018, is included in other assets and arises primarily from temporary differences associated with stock-based and other compensation, property, and equipment. A valuation allowance has not been recorded against Investment Services' gross deferred tax assets as management believes it is more likely than not that the deferred tax assets will be fully realized.

There are no uncertain tax positions as of December 31, 2018.

NOTE 6 - LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate to $454,000 in 2019, $465,000 in 2020, $477,000 in 2021, $40,000 in 2022 and $0 later years.

In March 2018, we closed the Washington, D.C., and McLean, Virginia investor centers that we have used for walk-in traffic and investor meeting purposes. The remaining four investor centers, two of which are in affiliate leased facilities located in Baltimore, Maryland and Tampa, Florida and two located in affiliate owned facilities in Colorado Springs, Colorado and Owings Mills, Maryland, have shifted to an appointment-only model.

Per the Price Group press release dated May 30, 2018, the firm will not be renewing its office lease in Tampa, Florida and plans to close the Tampa Operations Center in June 2019, consolidating into the firm's two other

affiliate owned sites servicing individual investors and retirement plan participants, as noted above, located in Owings Mills, Maryland and Colorado Springs, Colorado.

NOTE 7 - SUPPLEMENTAL SAVINGS PLAN

The Supplemental Savings Plan provides certain senior officers of Price Group and its subsidiaries the opportunity to defer receipt of up to 100% of their cash incentive compensation earned for a respective calendar year during which services are provided. The amounts deferred are adjusted in accordance with the hypothetical investments chosen by the officer from a list of mutual funds. The officer can initially defer these amounts for a period of two to fifteen years. For the year-ended December 31, 2018, our senior officers elected to defer $1,539,000.

NOTE 8 - SUBSEQUENT EVENTS

We evaluated all subsequent events through February 27, 2019, the date these financial statements were available to be issued, and did not identify any other recordable or disclosable events that were not otherwise reported herein.